MDS Announces New Chief Financial Officer

Toronto, Canada, February 20, 2007 - MDS Inc. (TSX:MDS; NYSE: MDZ), a global life sciences company, announced today that Douglas Prince will be joining as the Executive Vice-President Finance and Chief Financial Officer for the Company.

Mr. Prince is an executive with over 28 years experience in finance and operations management. He joins MDS from PerkinElmer, where he most recently launched the Enterprise Risk Management Initiative and led Internal Audit. Previously, he served as Vice-President and Chief Financial Officer of the life and analytical sciences global business that operates in 40 countries with over $1B in revenue.

Mr. Prince spent more than half of his career serving in finance leadership and management roles with General Electric. During his 17 years with GE, he led strategic turnarounds, acquisitions, integration activities and major productivity initiatives.

Mr. Prince was also Director of Finance with AlliedSignal, where his leadership in integration projects served to boost productivity and increase sales. During this period, he earned a LeanSigma black belt for his re-engineering of the sales, inventory and production process.

“I am very pleased to have Doug Prince join our executive team with his wealth of financial and operational expertise,” said Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc.

Mr. Prince will join MDS effective March 12th replacing Jim Garner, who will leave MDS at the end of April.

About MDS Inc.

MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 8,800 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

For further information contact:

Investors:
Kim Lee
Manager, Investor Relations
MDS Inc.
416.675.6777 x 32606
kim.lee@mdsinc.com

Media:
Catherine Melville
Director, External Communications
MDS Inc.
(416) 675-6777 x 32265
catherine.melville@mdsinc.com